Filed under Rule 424(b)(3) and (7) of the Securities Act of 1933, relating to Registration No. 333-143769

Supplement No. 5
to Prospectus Dated June 15, 2007 and Prospectus Supplement Dated June 15, 2007
of

XILINX, INC.

Relating to

$1,000,000,000 Junior Subordinated Convertible Debentures due 2037
and
Shares of Common Stock Issuable upon Conversion of the Debentures

       This supplement no. 5 relates to the resale by selling securityholders of Xilinx's Junior Subordinated Convertible Debentures Due 2037 and the shares of Xilinx common stock issuable upon conversion of the debentures.

       You should read this supplement no. 5 in conjunction with the prospectus dated June 15, 2007, the prospectus supplement dated June 15, 2007, supplement no. 1 to the prospectus supplement dated July 2, 2007, supplement no. 2 to the prospectus supplement dated July 20, 2007, supplement no. 3 to the prospectus supplement dated August 16, 2007 and supplement no. 4 to the prospectus supplement dated September 12, 2007, which should be delivered in conjunction with this supplement. This supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus and prospectus supplement, including supplement nos. 1, 2, 3 and 4. This supplement is qualified by reference to the prospectus and prospectus supplement, except to the extent that the information provided by this supplement supersedes information contained in the prospectus supplement and supplement nos. 1, 2, 3 and 4.

       Investing in the debentures and the common stock issuable upon conversion of the debentures involves risk. See the discussion entitled “Risk Factors” beginning on page S-7 of the prospectus supplement dated June 15, 2007.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement, the prospectus dated June 15, 2007, or the prospectus supplement dated June 15, 2007. Any representation to the contrary is a criminal offense.

       The table under the caption "Selling Securityholders" beginning on page S-71 of the prospectus supplement is hereby supplemented and amended by adding certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to October 10, 2007. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus supplement or amendments to the registration statement of which this supplement is a part, if and when necessary.

       We have assumed for purposes of the table below that the selling securityholders will sell all of the debentures and all of the common stock issuable upon conversion of the debentures pursuant to this supplement, the prospectus supplement dated June 15, 2007, and the prospectus dated June 15, 2007, and that any other shares of our common stock beneficially owned by the selling securityholder will continue to be beneficially owned.

       Except as set forth below, the selling securityholders listed in the table below do not have, nor within the past three years have had, any position, office or other material relationship with us or any of our predecessors or affiliates.

       The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of its debentures since the date on which it provided the information regarding its debentures.

					Number of
	Principal			Number	Shares of
	Amount of		Number of	of Shares	Common	Natural
	Debentures	Percentage	Shares of	of	Stock	Person(s)
	Beneficially	of	Common	Common	Beneficially	with
	Owned and	Debentures	Stock	Stock	Owned after	Voting or
Name of Selling	Offered	Outstanding	Beneficially	Offered	the	Investment
Securityholder	(USD)(4)	(%)	Owned(1)(2)	(1)	Offering(2)(3)	Power
JP Morgan Securities, Inc. (#)	15,413,000	1.54	494,387	494,387	0	(5)
Goldman, Sachs & Co. (#)	4,945,000	*	1,248,078	158,616	1,089,462	(6)
Royal Bank of Canada (+)	2,500,000	*	80,190	80,190	0	Philip Taylor
Radcliffe SPC, Ltd. for and on
behalf of the Class A
Segregated Portfolio	11,045,000	1.10	354,279	354,279	0	(7)
Louisiana Workers
Compensation Corporation	200,000	*	6,415	6,415	0	Gene Pretti

____________________

*	Less than one percent (1%).
#	The selling securityholder is a registered broker-dealer.
+	The selling securityholder is an affiliate of a registered broker-dealer.

(1) Assumes conversion of all of the holder’s debentures at a conversion rate of 32.0760 shares of common stock per $1,000 principal amount at maturity of the debentures. This conversion rate is subject to adjustment as described under ‘‘Description of Debentures—Conversion Rights.’’ As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Further, pursuant to the terms of the debentures, upon conversion, we will deliver cash equal to the lesser of the aggregate principal amount of debentures to be converted and the total conversion obligation. We will deliver shares of our common stock, cash or a combination thereof, at our option for the remainder, if any, of our conversion obligation. Accordingly, the number of shares of our common stock we would actually deliver upon conversion of any debentures would be lower than the number shown for any holder of debentures in this table above. Excludes shares of common stock that may be issued by us upon the repurchase of the debentures as described under ‘‘Description of Debentures— Repurchase of the Debentures by Us at the Option of Holders Upon a Fundamental Change’’ and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under ‘‘Description of Debentures—Conversion Rights.’’

(2) The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock, calculated based on 298,017,510 shares of common stock outstanding as of June 11, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s debentures, but we did not assume conversion of any other holder’s debentures.

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(3) For the purposes of computing the number and percentage of debentures and shares to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholder named above will sell all of the debentures and all of the common stock issuable upon conversion of the debentures offered by this supplement no. 5, supplement nos. 1, 2, 3 and 4, the prospectus supplement dated June 15, 2007 and the prospectus dated June 15, 2007, and that any other shares of our common stock beneficially owned by the selling securityholder will continue to be beneficially owned. We also assume that unnamed holders of debentures, or any future transferees, pledgees, donees or successors of from any such holder, do not beneficially own any common stock other than that issuable upon conversion of the debentures.

(4) The maximum principal amount of debentures that may be sold under the prospectus dated June 15, 2007 and the prospectus supplement dated June 15, 2007 and all supplements thereto will not exceed $1,000,000,000.

(5) Selling securityholder indicated there is no natural person who has voting and investment control over the registrable securities.

(6) Goldman, Sachs & Co. is a wholly owned subsidiary of a public company, Goldman Sachs Group Inc.

(7) Pursuant to an investment management agreement, RG Capital Management, L.P. ("RG Capital") serves as the investment manager of Radcliffe SPC, Ltd.'s Class A Segregated Portfolio. RGC Management Company, LLC ("Management") is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC. Ltd for and on behalf of the Class A Segregated Portfolio.

The date of this supplement no. 5 is October 12, 2007.

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